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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)*


                              NetOptix Corporation
                              --------------------
                                (Name of Issuer)


                                    363544107
                                    ---------
                                 (CUSIP Number)

                               John F. Blais, Jr.
                               362 Singletary Lane
                              Framingham, MA 01701
                                 (508) 872-3908
                                 --------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
CUSIP No. 363544107
--------- ----------------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    John F. Blais, Jr.
--------- ----------------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) [ ]   (b) [X]

--------- ----------------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    PF
--------- ----------------------------------------------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    United States


   NUMBER OF SHARES        7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON             0 shares
         WITH
                        --------- ----------------------------------------------------------------------------------------------


                           8      SHARED VOTING POWER
                                  See Items 5 and 6
                        --------- ----------------------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  806,652 shares
                        --------- ----------------------------------------------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER
                                  0 shares
------------ -------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             806,652
------------ -------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]

------------ -------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.04%

             See Item 5
------------ -------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission on February 6, 1998 on behalf of John F. Blais, Jr. (the "Reporting Person"). The disclosure set forth in this Amendment No. 1 is qualified in its entirety by reference to the Merger Agreement (as defined below) attached as Exhibit E to this Amendment No. 1 and to the Stockholder Agreement (as defined below) attached as Exhibit F to this Amendment No. 1.

ITEM 1. SECURITY AND ISSUER.

The class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of NetOptix Corporation, a Delaware corporation (the "Issuer"), formerly known as Galileo Corporation. The name and address of the principal executive office of the Issuer is NetOptix Corporation, Sturbridge Business Park, P.O. Box 550, Sturbridge, Massachusetts 01566.

ITEM 2. IDENTITY AND BACKGROUND.

(b) The residence of the Reporting Person is 362 Singletary Lane, Framingham, MA 01701.

(c)  The Reporting Person is retired and no longer is employed.

ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among Corning Incorporated ("Corning"), CI Subsidiary, Inc. (the "Merger Sub") and the Issuer (together with Corning and the Merger Sub, the "Merger Partners") dated as of February 13, 2000, Andlinger Capital, Mr. Andlinger, Mr. Magida, in his capacity as manager of Andlinger Capital and as Trustee of the Trust, and the Reporting Person (each a "Stockholder") entered into a Stockholder Voting Agreement and Irrevocable Proxy (the "Stockholder Agreement") with the Merger Partners dated as of February 13, 2000. The Reporting Person has entered into the Stockholder Agreement, and has agreed to vote his shares in favor of the Merger Agreement, with the purpose of supporting the merger of the Issuer with Corning.

      The Merger Agreement provides that the Merger Sub will merge with and into the Issuer with the Issuer as the surviving entity (the "Merger"). Consummation of the Merger is subject to the approval of the stockholders of the Issuer at a special meeting to be called for such purpose (the "Special Stockholders Meeting") and the satisfaction of certain other conditions set forth in the Merger Agreement.

        As an inducement and an essential condition to Corning and the Merger Sub entering into the Merger Agreement, pursuant to the Stockholder Agreement,
(a) the Stockholders agreed to vote their shares of the Issuer in favor of the Merger and to the imposition of certain other restrictions on the exercise of their voting power over their holdings of shares of capital stock of the Issuer, and (b) the Stockholders and their respective Affiliates (as used in the Stockholder Agreement) agreed to the imposition of certain restrictions on the disposition of such shares, both as more fully described in Item 6 below.

        The Reporting Person does not have any plans or proposals with respect to shares of the Issuer other than those described in this Amendment No. 1, or which would be a consequence of the Merger, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As more fully described in Item 6 below, the Reporting Person, pursuant to the terms of the Stockholder Agreement, has irrevocably granted a proxy with respect to, and thus agreed to share his voting power over, the 806,652 shares of Common Stock (the "Shares") which he beneficially owns with Corning and any person designated by Corning to act in its place. In addition, by virtue of the restrictions

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upon Transfer (as defined in the Stockholder Agreement) imposed upon each
Stockholder and his or its Affiliates, pursuant to the Stockholder Agreement, the Reporting Person agreed not to exercise his dispositive power with respect to the Shares until the conditions set forth in the Stockholder Agreement have been satisfied.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms of the Stockholder Agreement, the Reporting Person agreed with Corning and the Merger Sub that he will vote his Shares, among other things, (a) in favor of the Merger Agreement and the transactions contemplated thereby; (b) against any action or agreement that would result in a breach in any respect of any representation, warranty, agreement or covenant or any other obligation or agreement of the Issuer under the Merger Agreement or in connection with the Transactions and against any other Acquisition Proposal or any Other Acquisition (each capitalized term as defined in the Stockholder Agreement); and (c) against any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or any other transaction contemplated by the Merger Agreement (including the agreements referred to in the Merger Agreement), or any of the transactions contemplated by the Stockholder Agreement.

     The Stockholder Agreement provided that each Stockholder irrevocably and severally granted to Corning and any person designated by Corning to act in its place a proxy, and appointed Corning and its designee as attorney-in-fact, with full power of substitution and resubstitution, for and in the name, place and stead of such Stockholder, to vote such Stockholder's shares of the Issuer, or grant a consent or approval in respect of such shares, in a manner consistent with the voting agreement set forth in the Stockholder Agreement. Accordingly, pursuant to the Stockholder Agreement, the Reporting Person granted an irrevocable proxy to vote the Shares to Corning and any person designated by Corning to act in its place.

     In addition, the Stockholder Agreement provided that each Stockholder and any of his or its Affiliates agreed not to (a) Transfer any or all of his or its shares of the Issuer; (b) enter into any contract, option, commitment or other arrangement (including any profit sharing arrangement) with respect to the Transfer of such shares; or (c) enter into any other voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or other grant with respect to the shares of the Issuer. Under the terms of the Stockholder Agreement, such restrictions upon Transfer of the shares of the Issuer expire upon the completion of the Special Stockholders Meeting. Accordingly, pursuant to the Stockholder Agreement, the Reporting person agreed not to exercise his right to dispose or direct the disposition of the Shares during the term of the Stockholder Agreement.

     By its terms, the Stockholder Agreement will terminate immediately upon the earlier of (i) the termination of the Merger Agreement by mutual agreement of the Issuer and Corning or, in accordance with the terms of the Merger Agreement, by the Issuer as a result of breaches or non-performance by Corning, (ii) the effective time of the Merger or (iii) the first anniversary of the date of the Stockholder Agreement.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Attached to this statement and filed with this statement as Exhibits are the following documents:

*Exhibit E     Agreement and Plan of Merger among Corning Incorporated, CI
               Subsidiary, Inc. and NetOptix Corporation dated as of February
               13, 2000.

*Exhibit F     Stockholder Voting Agreement and Irrevocable Proxy among Corning
               Incorporated, NetOptix Corporation, CI Subsidiary, Inc. and
               Andlinger Capital XIII LLC, Gerhard R. Andlinger, John F. Blais,
               Jr. and Stephen A. Magida dated as of February 13, 2000.

* Incorporated by reference to Exhibits XIV and XV, respectively, attached to Amendment No. 3 to Schedule 13D filed by Andlinger Capital XIII LLC with the Commission as of the date hereof (File No. 005-34610).

     The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 18, 2000                   /s/ John F. Blais, Jr.
                                               John F. Blais, Jr.